

June 11, 2010

Ronald Davis
President
OICco Acquisition IV, Inc.
4412 8ᵗʰ St. SW
Vero Beach, FL 32968

>   **Re: OICco Acquisition IV, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 21, 2010**
>   **File No. 333-165760**

Dear Mr. Davis:

We have reviewed your amended filing and response letter and have the following comments. Please note that references to prior comments refer to our comment letter dated April 23, 2010.

General

1.   We note your response to prior comment 1. You state that there "are no written agreements regarding any relationship with OICco I or II." Please also advise whether there are any oral agreements or other arrangements among the company, on the one hand, and OICco Acquisition I or OICco Acquisition II or their respective affiliates, on the other hand, with respect to the pursuit of a potential business combination or otherwise. File any such written agreements or descriptions of oral agreements as exhibits to the registration statement, to the extent material.

Prospectus Cover Page, page 3

2.   Please disclose on your cover page, as you have done elsewhere in the filing, the fixed price at which the selling shareholder will offer and sell his securities for the duration of the offering.

3.   We note your response and revised disclosure in response to prior comment 2. As previously requested, please add disclosure on the cover page and elsewhere as appropriate to state clearly that the resale offering of shares held by Mr. Davis (in addition to the primary offering of shares by the company) is subject to the requirements of Rule 419. See Securities Act Rules Compliance and Disclosure Interpretation 616.02.

4.   You disclose that you have not entered into a written agreement with Mr. Davis pursuant
        to which the shares held by him will be deposited into the escrow account. Please expand
        your Rule 419 discussion in the prospectus summary and disclosure elsewhere, as
        appropriate, to address how the selling shareholder is being required to comply with Rule
        419 and the terms of the offering. In this regard, we note that Mr. Davis is not a party to
        the escrow agreement in his capacity as a selling shareholder. Revise the escrow
        agreement to include the selling shareholder as a party and to provide that he is subject to
        the applicable provisions of Rule 419. Alternatively, tell us, if it is your belief, how you
        determined that he is not required to be party to the agreement. Please see Rule
        419(b)(4).

5.   We refer to prior comment 3. Although you have replaced the phrase "sufficient number
        of shares" with a specified percentage, as suggested by our comment, you otherwise do
        not appear to have made meaningful changes to the disclosure contained in the
        penultimate paragraph on your cover page and the fifth paragraph on page 7. Please
        further revise these disclosures to ensure that they are written in plain English, as they
        continue to provide a legalistic recitation of certain elements of Rule 419 that makes the
        substance of the disclosure difficult to understand. Revise to provide a clear and concise
        explanation of the legal provisions you reference, avoiding unnecessary legal jargon and
        citations and focusing on the information that is material to an understanding of the
        offering and escrow arrangements. See Rule 421 under the Securities Act and Item
        501(b)(8)(iii) of Regulation S-K.

6.   We note your response to prior comment 6, in which you indicate that you have revised
        the escrow agreement to provide that the fees to the escrow agent will not be paid until
        after the minimum offering amount has been achieved. Please advise us of the provision
        in the escrow agreement that so provides. In this regard, we note that Section 4 of the
        escrow agreement states that the "minimum fee shall be paid from the first Funds
        deposited." Further, to the extent that a fee will be paid to the escrow agent from the
        escrow funds upon achievement of the minimum offering, please explain how this would
        be consistent with disclosure on your cover page and elsewhere in the prospectus that
        indicates that no funds will be released from escrow until such time as the offering is
        closed, which may occur after achievement of the minimum offering amount. Revise
        your filing and/or escrow agreement as appropriate to ensure that they consistently and
        accurately address the deposit and release of funds in the escrow account.

Summary Information and Risk Factors

The Offering, page 7

7.   We note your responses to prior comments 13 and 52 relating to the escrow arrangements
        for the proceeds from the offering being registered. We note further that you propose to
        hold the offering proceeds along with other funds in counsel's general client trust account
        at Bank of the West, and that the bank is not presently a party to the escrow agreement.

Your response to prior comment 52 does not, as requested, address each of the requirements in Rule 419(b)(1), including the requirement that if funds and securities are deposited into an escrow account maintained by an insured depositary institution, the deposit account records of the insured depositary institution must provide that funds in the escrow account are held for the benefit of the purchasers named and identified in accordance with section 330.1 of the regulations of the Federal Deposit Insurance Corporation. Refer to Rule 419(b)(1)(ii). You assert that Bank of the West is generally "aware that the funds [in the attorney client trust account] are held for the benefit of others," but this assertion does not appear to address the specific requirement of Rule 419(b)(1)(ii). As previously requested, please provide us with a complete analysis showing how the proposed escrow arrangements meet all of the requirements of Rule 419(b)(1).

8. The last sentence of the third paragraph of this section indicates that you intend to issue the shares within 90 days after the completion of the offering. Please provide us with a legal analysis explaining why you believe that it is consistent with the requirements of Rule 419 to issue the securities being registered in this offering up to 90 days following the completion of the offering.

Risk Factors

"No Audited Financial Statements Required Prior to Business Combination…," page 10

9. In response to prior comment 18 relating to filing audited financial statements of a business combination target, you indicate that such audited financial statements will be required by the company "at the time of the signing of the agreement which will be prior to the filing of the post effective amendment." Please provide us with a detailed explanation of how the company plans to comply in a timely manner with the requirements of Rule 419(d) and (e), given your apparent intention not to require audited financial statements of the target until execution of an acquisition agreement. In this regard, address specifically how you plan to comply with the requirement set forth in Rule 419(d) that the registrant "promptly" file a post-effective amendment, including target financial statements if required by the applicable form and rules and regulations, in the event that a significant acquisition becomes probable during any period in which offers or sales are being made. Address also how you plan to comply with the requirement set forth in Rule 419(e) that the registrant file a post-effective amendment, including target financial statements if required by the applicable form and rules and regulations, "[u]pon execution" of an acquisition meeting the requirements specified in Rule 419(e)(1).

10. Further, as previously requested in prior comment 18, if you believe that audited financial statements of the target will be required in a post-effective amendment required to be filed by Rule 419(d) or (e) only under certain circumstances, please explain.

"Conflicts of interest…," page 11

11.   We refer to prior comment 21 and note the revisions you have made to this risk factor. As previously requested, in addition to naming the other business ventures of your sole officer and director, please also describe more specifically the nature of the conflicts of interest he may have as a result of these other business ventures. You should address conflicts of interest that may arise from Mr. Davis's involvement with other blank check companies with respect to marketing the companies' respective securities. You should also address conflicts of interest that may arise with respect to the identification of candidates for a business acquisition and the negotiation and consummation of acquisition agreements arising from the concurrent service of your sole officer and director as an officer or director of one or more other blank check companies. These and any other material conflicts of interest should be discussed.

12.   Please also ensure that the heading for this risk factor accurately summarizes the risks discussed. In this regard, as noted in the comment immediately above, it appears that the conflicts of interest of your sole officer and director may present other material risks besides potential "loss of business."

13.   As this risk factor is the first time in the prospectus that the other "OICco" entities are mentioned, please refer to these entities using their full names and briefly describe them and Mr. Davis's involvement with them. Please clearly identify these and any other blank check companies with which Mr. Davis is involved as blank check companies.

14.   Please revise to explain what you mean by the statement that appears here and elsewhere in the filing, including on page 26, that "acquisition candidates will be selected based on their capitalization requirements."

Plan of Distribution, page 15

15.   We note the following disclosure in the sixth paragraph on page 16: "In the event that 18 months have passed from the date of the prospectus and no such acquisition has been consummated all funds shall be returned to investors." However, you disclose elsewhere that 10% of the funds may be released from escrow upon completion of the offering, which would result in less than the full amount of the sales proceeds being returned to investors in the event that no acquisition meeting the requirements of Rule 419 has been consummated within 18 months of the date of the prospectus. Please revise to ensure consistent disclosure throughout the filing with respect to the release and return of escrow funds. See prior comment 5.

16.   Please revise the statement in the second paragraph on page 16 that Mr. Davis "shall be deemed" an underwriter to state clearly that he is an underwriter with respect to the offering being registered. See prior comment 25.

17.   You disclose that the fee of the escrow agent is $1,500. However, Section 4 of the
        escrow agreement filed as Exhibit 99a provides that the escrow agent fee is a percentage
        of the funds raised with a minimum fee of $1,500. Please revise as appropriate to ensure
        that the prospectus accurately describes the fee payable to the escrow agent.

Legal Proceedings, page 19

18.   We note the following administrative order relating to Mr. Davis available at
        www.lexis.com: "In the Matter of: Caffe' Diva Group, Ltd, Vista Consulting, New
        England International Surety, Ronald Davis, and Steve Bolen, Respondents," No. A-02-
        0005, Oregon Department of Commerce, Corporation Division, 2002 Ore. Sec. LEXIS
        5, October 29, 2002. Please provide the information called for by Item 401(f) of
        Regulation S-K with respect to Mr. Davis's involvement in these and any other legal
        proceedings within the past 10 years for which Item 401(f) disclosure is required, or
        provide us with a detailed explanation of why you believe no such disclosure is required.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 20

19.   We note your revised disclosure that the company "will upon effectiveness be required to
        file periodic reports as required by Item 15(d) [sic] of the Exchange Act and also the
        Company intends to file a form 8A registering the company under the Exchange Act."
        Please clarify when the company intends to file the Form 8-A and indicate the class of
        securities that you will be registering, as well as the section of the Exchange Act pursuant
        to which you will be registering such class of securities. If the company intends register
        its common stock under Section 12(g) concurrently with the pending registration
        statement on Form S-1, following effectiveness of its registration statements on Form S-1
        and Form 8-A the company will be required to file reports pursuant to Section 13 of the
        Exchange Act, instead of Section 15(d). Please revise accordingly, or advise.

Directors, Executive Officers, Promoters and Control Persons, page 24

General

20.   We re-issue prior comment 36. As requested, please add to your management disclosure
        a separately-captioned conflicts of interest section that—in addition to identifying the
        other business ventures with which Mr. Davis is involved—discusses the nature of the
        potential conflicts of interest relating to the company that arise from the multiple
        affiliations of your sole officer and director. For each other entity with which he is
        involved, including Rangeford Resources, Inc., state the priority and preference that it has
        vis-à-vis OICco Acquisition IV with respect to the presentation of business opportunities.
        Explain more clearly how it will be determined which blank check company with which
        Mr. Davis is affiliated will be presented with potential acquisition opportunities. For

example, the meaning of the following disclosure on page 26 is unclear: "On rare occasions, a Company with a later effective date may have to be used with a merger candidate due to capitalization requirements though Mr. Davis expects this scenario will happen infrequently."

21.   We note your response to prior comment 37 relating to the doctrine of corporate opportunities under Delaware law as it applies to the blank check companies with which your sole officer, director and shareholder is involved. You state that the effectiveness date of the registration statements of the blank check companies with which Mr. Davis is involved "will play a pivotal role as to which blank check company will be presented first," but you do not appear to address clearly the doctrine of corporate opportunities and how your sole officer, director and shareholder will execute this aspect of his fiduciary duty of loyalty to the company under Delaware law. Given that he will be spending only a fraction of his time working for OICco Acquisition IV and that he is involved in at least one other blank check company that will have a similar business purpose as the company (i.e., locating and consummating a business combination with an entity in any industry), please provide an analysis of the application of the doctrine of corporate opportunities under Delaware law to Mr. Davis and the discharge of his responsibilities in identifying and presenting business opportunities to the company. Provide appropriate risk factor disclosure.

Executive Compensation, page 27

22.   We re-issue prior comment 40. You continue to state that no compensation has been awarded any officer, director or employee since the company's inception. However, your disclosure on page II-1 indicates that on December 31, 2009, the company issued to Mr. Davis 8 million shares of common stock in exchange for his payment of expenses on behalf of the company and for services he provided. Item 402(m)(1) generally requires disclosure of all compensation awarded to, earned by or paid to your named executive officer "for all services rendered in all capacities" to the company. Please revise your executive compensation disclosure to reflect the stock issuance to Mr. Davis, or tell us why you believe such disclosure is not required.

Audited Financial Statements for the period ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-2

23.   In response to prior comment 43, it appears that your auditors revised their Report of Independent Registered Public Accounting Firm by replacing the reference to the audit for the year ended December 31, 2009 with a reference to the audit for the period from inception on December 21, 2009 through December 31, 2009. However, in the third paragraph, the period of inception refers to December 22, 2009. Your auditors should revise their opinion to consistently reference the correct inception date of the company. Additionally, the audit opinion should reflect audits covering the periods included in your

registration statement. In this regard, you include a Statement of Operations and a Statement of Cash Flows for the period ended December 31, 2009 in addition to the period from inception through December 31, 2009. If you continue to include these financial statements in your registration statement, please amend your filing to include an audit opinion that separately references the audit of your financial statements for the year ended December 31, 2009 and the period from inception through December 31, 2009. Alternatively, you may remove the Statement of Operations and the Statement of Cash Flows for the period ended December 31, 2009 since it is consistent with the period from inception through December 31, 2009.

Note A – Summary of Significant Accounting Policies

Recently Issued Accounting Pronouncements, F-8

24. We note that you revised your disclosure in response to prior comment 46 to reflect the fact that you adopted The FASB Accounting Standards Codification. However, we note you continue to reference SFAS 7 on pages F-7 and F-15, SFAS 165 and 166 on pages F-8 and F-16, and SFAS 167 on pages F-9 and F-17. Therefore, in future amendments, please revise any references to accounting standards in accordance with ASC 105-10. In this regard, it is no longer appropriate to reference legacy FASB statements.

Unaudited Financial Statements for the period ended March 31, 2010

General

25. Based upon the opinion provided by your independent auditors, the financial statements for the period ended March 31, 2010 appear to be unaudited. Please revise your registration statement to label each of the financial statements and footnotes as "unaudited" for the three month period ended March 31, 2010.

Balance Sheets, page F-11

26. We note that you included a balance sheet as of March 31, 2009.   Rule 8-03 of Regulation S-X requires a balance sheet as of the end of your most recent fiscal quarter and a balance sheet as of the end of your most recent fiscal year. Please revise your financial statements to comply with the requirements of Rule 8-03 of Regulation S-X by including a balance sheet as of March 31, 2010 and December 31, 2009.

Statement of Operations, page F-12

27. Based upon the requirements of Rule 8-03 of Regulation S-X, your Statements of Operations should reflect the interim period from the end of your most recent fiscal year through the most recently completed quarter and the comparable period during the prior year, in addition to the period from inception through the most recently completed

quarter. Since the company did not have operations for the comparable period during the prior year, please revise your financial statements to include a statement of operations for the three months ended March 31, 2010 and for the period from inception through March 31, 2010. Please also revise the heading of the interim financial statements to specify the period covered, by including the "Three Months Ended March 31, 2010" in the heading as opposed to the "Period Ended March 31, 2010."

Statement of Changes in Stockholders' (Deficit) Equity, page F-13

28.   We refer to the Stockholders' Deficit balances of $0 and $5,188 as of December 31, 2009 and March 31, 2010, respectively. We note that your Statement of Changes in Stockholders' (Deficit) Equity does not reflect any transactions from December 31, 2009 through March 31, 2010. Therefore, please revise the total column in your Statement of Changes in Stockholders' (Deficit) Equity to present a zero balance as of March 31, 2010 that agrees with the amount presented on your balance sheet as of March 31, 2010 or tell us why such revision is unnecessary.

Statements of Cash Flows, page F-14

29.   We note that you provided Statements of Cash Flows for the periods "ended March 31, 2009" and "from December 21, 2009 (inception) to March 31, 2009." Please revise your filing to include Statements of Cash Flows for the periods required by Rule 8-03, as discussed above, including the three months ended March 31, 2010 and the period from inception through March 31, 2010.

Notes to the Financial Statements, page F-15

30.   We note that the heading of the footnotes to your financial statements references the inception period of December 22, 2009 to March 31, 2010. Additionally, the disclosure included on page F-15 under the "Organization, Nature of Business and Trade Name" section states that you were incorporated on December 22, 2009.   However, we note that your audited financial statements for the year ended December 31, 2009 indicate that your inception date was December 21, 2009. Please revise your disclosures here and throughout the filing to ensure that the inception date is consistently disclosed.

Exhibit 23. Consent of Independent Auditor

31.   We note that the consent issued by Sam Kan & Company continues to reference their consent to the incorporation by reference in the financial statements of their reports. We further note that the financial statements are included in this registration statement and therefore, are not incorporated by reference. Therefore, we re-issue prior comment 51 to amend your consent to reflect that the Report of Independent Registered Public Accounting Firm is included in this registration statement. Additionally, we note that the Report of Independent Registered Public Accounting Firm is dated May 10, 2010;

however, the consent refers to a report dated March 16, 2010. The date referenced in your amended consent should be consistent with the date of the Report of Independent Registered Public Accounting Firm.

Exhibit 99a. Escrow Agreement

32.   You indicate in response to prior comment 53 that you have revised the escrow agreement to provide that all offering proceeds will be returned to investors from the escrow account in the event that the minimum offering amount is not raised within 180 days (or 360 days if the company extends the offering period), as disclosed in the prospectus. However, we are unable to locate a revised provision to this effect in the escrow agreement. Please advise or revise as appropriate.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray at (202) 551-3483 or Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462 with any other questions.

Sincerely,

Patrick Gilmore
Branch Chief - Accounting

cc: Via Facsimile (702) 382-1759
        Harold Gewerter, Esq.